Chapman and Cutler LLP
                             111 West Monroe Street
                             Chicago, Illinois 60603


                               February 21, 2017


Mr. Edward Bartz
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549


                 Re: Guggenheim Defined Portfolios, Series 1573
                        Total Income Portfolio, Series 9
                       File Nos. 333-215485 and 811-03763
--------------------------------------------------------------------------------

Dear Mr. Bartz:

     This letter is in response to your comment given during a telephone conversation with our office regarding the registration statement on Form S-6 for Guggenheim Defined Portfolios, Series 1573, filed on January 9, 2017, with the Securities and Exchange Commission (the "Commission"). The registration statement proposes to offer the Total Income Portfolio, Series 9 (the "Trust").

PROSPECTUS

Investment Summary -- Security Selection

     1. The "Equity Securities Segment" section states that the Trust may invest in international companies. Please disclose if the Trust may invest in the securities of companies located in emerging markets. If the Trust may invest in such securities, provide the corresponding risk disclosures.

     Response: The Trust does not intend to invest in the securities of companies located in emerging markets. Consequently, the prospectus has not been revised.

     2. The "Alternative Income Securities Segment" section states that the Trust may invest in BDCs. Please disclose if the Trust's investment in BDCs will be in publicly traded BDCs.

     Response: The second sentence of this section will be revised to state:
"The BDCs held by the trust will be publicly traded and may hold equity or fixed-income securities issued by domestic or foreign companies."

Investment Summary -- Principal Risks

     3. The duration example in the eighth bullet uses a duration of three years. Please confirm that the average weighted duration of the fixed-income securities held directly or indirectly by the Trust is approximately three years or less. If not, please revise this example to reflect the average weighted duration of the fixed-income securities.

     Response: The sponsor confirm that the average weighted duration of the fixed-income securities is approximately three years or less and, therefore, the example does not need to be revised.

     We appreciate your prompt attention to this registration statement. If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact the undersigned at (312) 845-3484.

                                                               Very truly yours,

                                                          CHAPMAN AND CUTLER LLP


                                                       By /s/ Morrison C. Warren
                                                       -------------------------
                                                              Morrison C. Warren